Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2716

Fax: (917) 777-2716

December 7, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	iShares® Dow Jones-UBS Roll Select Commodity Index Trust
Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of iShares® Dow Jones-UBS Roll Select Commodity Index Trust (the “Registrant”), we hereby submit for filing pursuant to the Electronic Data Gathering, Analysis and Retrieval System, one copy of the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”).

Please contact me at (212) 735-2716 with any comments or questions you may have regarding the enclosed Registration Statement.

Very truly yours,

/s/ Richard F. Kadlick

Richard F. Kadlick

Enclosures